UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release announcing a ratio change in SQM’s ADR series B and the delisting of SQM’s ADR series A from the New York Stock Exchange.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM ANNOUNCES RATIO CHANGE FOR SERIES B ADRS
AND DELISTING OF SERIES A ADRS

Santiago, Chile, March 3, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced today that its Board of Directors has approved a ratio change for its series B ADRs. The Company also announced its intent to voluntarily delist its series A ADRs from the New York Stock Exchange.

RATIO CHANGE AND STOCK SPLIT
SQM’s Board of Directors has approved a ratio change for the Company’s series B ADRs, modifying the ratio of ordinary shares to series B ADRs from the current ratio of 10:1 to a new ratio of 1:1. From the perspective of the series B ADR holder, the ratio change has the same effect as a ten-for-one share split, and series B ADR holders will receive nine additional series B ADRs for every series B ADR held. There will be no change to SQM underlying ordinary shares traded on the Santiago Stock Exchange. In addition, existing series B ADRs will continue to be valid and will not have to be exchanged for new series B ADRs.

By carrying out the ratio change, SQM hopes to improve liquidity in the series B ADRs and make the Company accessible to the broadest investment community.

The Company will confirm the effective date of the new ratio, as well as the record date and the date of distribution of new series B ADRs, but tentatively the new ratio is scheduled to go into effect on March 31, 2008.

DELISTING OF SERIES A ADRS
The Company also announced that it will voluntarily delist its series A ADRs from the New York Stock Exchange. The Company’s decision to delist this series of ADRs from the NYSE is based on its low trading volume. At year-end 2007, less than 1% of SQM's outstanding shares were held by series A ADR holders. SQM intends to delist the series A ADRs from the NYSE on or about March 27, 2008. The delisting of the series A ADRs will not affect the series B ADRs, which will continue to trade under the ticker symbol SQM.

SQM has also decided to terminate the ADR facility associated with the series A ADRs ("ADR-A Facility"), and it will instruct its depositary bank, The Bank of New York Mellon, to notify series A ADR holders accordingly. On or about March 7, 2008, SQM will provide formal notice to the Bank of New York Mellon that the ADR-A Facility will be terminated. Once the Bank of New York Mellon receives formal notice of the termination of the ADR-A Facility, it will establish a termination date, which will be no sooner than 90 days from the date of that notice. Upon termination, holders of series A ADRs will have one year to decide if they would like to exchange their series A ADRs for ordinary shares of SQM. If a holder of series A ADRs does not exchange his or her shares within the one-year holding period, the Bank of New York Mellon will be authorized to sell the remaining shares and deliver to such holder the net proceeds from the sale of the shares.

The decision to delist the series A ADRs has no impact on either the underlying shares traded on the Santiago Stock Exchange or the holders of those underlying shares, nor does it affect the Company’s series B ADRs or series B underlying shares.

SQM will continue to comply with Securities and Exchange Commission (SEC) reporting requirements. The delisting of the series A ADRs will not affect SQM’s obligations to file reports with the SEC.

INFORMATION FOR ADR HOLDERS
Holders of SQM’s ADRs can obtain more information by contacting The Bank of New York Mellon at 1-888-BNY-ADRS (1-888-269-2377).

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

For further information, contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer Date: March 6, 2008